VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

October 23, 2013

Attention:	Ms. Jennifer Thompson
Ms. Lisa Sellars
Mr. Andrew Blume

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as “we,” “us,” “our” or the “Company”) to the comments on the above-referenced filing provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by a letter dated October 2, 2013. Ms. Lisa Sellars, of the Staff, on October 4, 2013 kindly granted our request to respond to the Staff’s comment letter on or before October 23, 2013, which we confirmed in a letter to the Staff dated October 9, 2013. The Staff’s comments are restated below in bold and italics type and are followed by our responses thereto.

Form 10-K for the year ended February 2, 2013

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-9

Loyalty Expenses, page F-13

1.	We note your response to comment 3 from our letter dated August 16, 2013. Please explain the accounting for your loyalty program in more detail, including providing illustrative journal entries that you record at the time of the sale of merchandise and at the time of point redemption.

Company Response:

Background

The PowerUp Rewards loyalty program allows enrolled members to earn points on purchases in our stores and on some of our Web sites. Members generally earn between 10 and 22 points for each dollar spent on GameStop merchandise which can be redeemed for rewards that include promotional items and other merchandise such as gift cards, subscriptions to on-line game access and points cards for gaming platforms as well as in-store and on-line discounts. The estimated cost of a point earned by a member is based on our most recent history of costs incurred to fulfill point redemptions and consideration of the rewards offered to our members in the rewards catalog. Currently, our actual cost to fulfill the redemption of a point is approximately $.00080.

Journal Entries

We account for our loyalty program with separate and distinct transactions. First, when a member earns points, we record an estimate of the cost of the points earned. Second, when the member redeems the points, we reverse the initial estimate of the cost of the points earned and record the actual cost of the points redeemed. The following series of example journal entries reflects an initial transaction where a loyalty member earns points and two alternative subsequent transactions where the loyalty member redeems their points for a coupon or merchandise.

Initial Transaction – Member Earns Points

A member purchases $1,000 of new software with a cost of $800. The member earns 10,000 points. We estimate the cost of the 10,000 points earned at $8 (10,000 points x $.00080 per point) and record the following journal entries:

(1) Cash	$1,000
Sales		$1,000
(2) Cost of Sales	$800
Inventory		$800
(3) SG&A—Loyalty Points Earned	$8
Accrued Liabilities—Loyalty		$8

Subsequent Transaction – Member Redeems Points

For a Coupon—The member redeems their 10,000 points for a $10 off coupon and uses it towards the purchase of new software with a retail price of $60 and a cost of $48. We reverse the initial estimate of the cost of the points earned ($8) and record the actual cost of the points redeemed ($8). We record the following journal entries:

(4) Accrued Liabilities—Loyalty	$8
SG&A—Loyalty Points Earned		$8
(5) Cash	$50
Cost of Sales	$40
SG&A—Loyalty Rewards Redeemed	$8
Inventory		$48
Sales		$50

We record these journal entries to (1) recognize the sale of merchandise net of the loyalty discount, (2) reverse the initial estimate of the cost of the points redeemed from SG&A (entry #4 above), (3) recognize the actual cost of the points redeemed in SG&A, and (4) record cost of sales to reflect gross margin at the actual gross margin of the product without the loyalty discount (20% in this example).

For Merchandise—The member redeems their 10,000 points for a gaming themed hat. The cost of the hat is $6. We reverse the initial estimate of the cost of the points earned ($8) and record the actual cost of the points redeemed ($6). We record the following journal entries:

(6) Accrued Liabilities—Loyalty	$8
SG&A—Loyalty Points Earned		$8
(7) SG&A—Loyalty Rewards Redeemed	$6
Loyalty Rewards Inventory (Prepaid)		$6

As the journal entries above indicate, we believe that the cost of our loyalty program is more appropriately reflected in selling, general and administrative expenses rather than cost of sales due to the nature of the program. Our loyalty program, which was introduced in May 2010 as a replacement for other advertising programs, is an integral part of our advertising and promotional efforts. We use this program to communicate new releases and promotions, provide member-only benefits and drive traffic into our stores, consistent with our other brand and promotional advertising programs.

Note 16. Significant Products, page F-36

2.	We note your response to comment 6 from our letter dated August 16, 2013. Although your “Other” product category accounted for only 13-17% of your revenues for the fiscal years presented, we note that it represented approximately 34-40% of your overall gross profit. Please quantify for us the impact on revenues and gross profit for each “Other” sub-product disclosed on page 37 and referenced in our prior comment. To the extent any sub-product materially contributes to your gross profit, please provide additional disclosures in your filing to enable investors to see the company through the eyes of management or tell us why you believe such information would not be useful to investors.

Company Response:

We note the Staff’s request to quantify the impact on revenues and gross profit for each of our “Other” product categories and to provide additional disclosures to enable investors to see the Company through the eyes of management. In recent years, our business has evolved beyond our core businesses of selling new and pre-owned video game hardware, software and accessories to selling mobile and digital products.

The following table quantifies the impact on total revenues for each of our “Other” sub-products for the 53 weeks ended February 2, 2013 (in millions).

	53 Weeks Ended February 2, 2013
	Net Sales	Percent of Total Sales
Net Other Sales:
Video game accessories	$635.5	7.1%
PC entertainment software	228.3	2.6%
Mobile	186.1	2.1%
Digital	142.5	1.6%
Game Informer and PowerUp Rewards	124.9	1.4%
Other	223.1	2.5%

Total	$1,540.4	17.3%

The following table quantifies the impact on total gross profit for each of our “Other” sub-products for the 53 weeks ended February 2, 2013 (in millions).

	53 Weeks Ended February 2, 2013
	Gross Profit	Percent of Total Gross Profit
Other Gross Profit:
Video game accessories	$242.1	9.1%
Digital	87.3	3.3%
Game Informer and PowerUp Rewards	77.2	3.0%
PC entertainment software	60.7	2.3%
Mobile	36.7	1.4%
Other	89.4	3.3%

Total	$593.4	22.4%

In future filings, we will provide our financial statement users with more visibility into our “Other” product categories. Specifically, beginning with our Form 10-Q for the period ending November 2, 2013, we will expand our table disclosures in our Significant Products note in our notes to our consolidated financial statements to include video game accessories, digital and mobile as additional product categories. Similarly, we will expand our table disclosures in Management’s Discussion and Analysis to include video game accessories, digital and mobile as additional product categories and will discuss material changes to net sales and gross profit between periods presented for these additional product categories. We intend to include video game accessories as a separate product category in the future because it represents the largest sub-category of Other Sales. We plan to separately disclose the digital and mobile categories because these sub-categories represent significant growth opportunities for us in the near future. We intend to leave the Game Informer, PowerUp Rewards and PC entertainment and products in the other sub-category, including toys, consumer electronics and strategy guides, as part of our Other Sales category because we do not expect that these sub-categories will become significant to us in the near future. For example, subject to change based on facts and circumstances, the table disclosures would include the following:

The following table sets forth net sales (in millions) and percentage of total net sales by significant product category for the periods indicated:

	13 Weeks Ended								39 Weeks Ended
	November 2, 2013				October 27, 2012				November 2, 2013				October 27, 2012
	Net Sales		Percent of Total		Net Sales		Percent of Total		Net Sales		Percent of Total		Net Sales		Percent of Total
Net Sales:
New video game hardware	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%
New video game software		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%
Video game accessories		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%
Pre-owned video game products		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%
Digital (1)		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%
Mobile (2)		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%
Other (3)		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%		xxx.x	xx.x	%

Total	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%

The following table sets forth gross profit (in millions) and gross profit percentages by significant product category for the periods indicated:

	13 Weeks Ended								39 Weeks Ended
	November 2, 2013				October 27, 2012				November 2, 2013				October 27, 2012
	Gross Profit		Gross Profit Percent		Gross Profit		Gross Profit Percent		Gross Profit		Gross Profit Percent		Gross Profit		Gross Profit Percent
Gross Profit:
New video game hardware	$	xx.x	xx.x	%	$	xx.x	xx.x	%	$	xx.x	xx.x	%	$	xx.x	xx.x	%
New video game software		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%
Video game accessories		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%
Pre-owned video game products		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%
Digital (1)		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%
Mobile (2)		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%
Other (3)		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%		xx.x	xx.x	%

Total	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%	$	xxx.x	xx.x	%

(1)	Primarily includes video game products and content distributed digitally and digital currency.
(2)	Primarily includes new and pre-owned tablets, mobile accessories, smartphones and other mobile products and services.
(3)	Primarily includes PC entertainment and other software and revenues associated with Game Informer magazine and our PowerUp Rewards program.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Sincerely,

/s/ Robert A. Lloyd
Robert A. Lloyd Executive Vice President and Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford Senior Vice President and Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)